77D.      Policies with Respect to Security Investments

          On April 3, 2003, the Board of Trustees approved a new investment strategy for the Large Cap Growth Fund that permits the Fund to invest up to 15% of its assets in foreign securities traded in the U.S. market. The Fund adopted the strategy on October 6, 2003.